[redacted]

SI 14045646 IMISSION
...ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) — Ohio (State) — 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper — (513) 794-6162 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500 (Address) — Columbus, (City) — Ohio (State) — 43215 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO
Crystal D. Howard
Notary Public, State of Ohio
My Commission Expires 04-21-2014

Crystal D. Howard
Notary Public

Barbara A. Turner
Signature

Vice President & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.

Member FINRA

February 26, 2014

Re: Ohio National Equities, Inc. (CRD #41081)
12/31/13 Audited Financial Statement Filing

Pursuant to regulatory requirements, please find enclosed 12/31/13 audited financial statements for Ohio National Equities, Inc.

Please call me if you need additional information.

Sincerely,

Barbara A. Turner

Barbara A. Turner
Vice President & Treasurer
513-794-6658

SEC MAIL PROCESSING
RECEIVED
FEB 27 2014
WASH. D.C. 191 SECTION

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements of Ohio National Equities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2014

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying financial statements of Ohio National Equities, Inc., which comprise the Statement of Financial Condition as of December 31, 2013, and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Ohio National Equities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2014

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	11,092,028
Accounts receivable from affiliate, net (note 3)		2,158,961
Prepaid state income taxes		56,264
Deferred federal and state tax asset (note 2)		535,276
Other assets		29,327
Total assets	$	13,871,856
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,000,343
Payable to affiliate, net (note 3)		865,469
Commissions payable (note 3)		2,104,822
Deferred bonus expenses (note 6)		1,356,298
Income taxes payable		143,204
Total liabilities		5,470,136
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		8,297,000
Retained earnings		71,720
Total stockholder's equity		8,401,720
Total liabilities and stockholder's equity	$	13,871,856

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Income

Year ended December 31, 2013

Revenues:		
Distribution/sale of annuity contracts (note 3)	$	130,061,812
Other income		2,384
		130,064,196
Expenses:		
Commissions (note 3)		103,508,828
Employee compensation and benefits (note 6)		19,857,378
Regulatory fees and expenses		768,185
Travel and entertainment		2,553,726
Service contracts (note 3)		2,131,542
General expenses		877,046
		129,696,705
Income before income taxes		367,491
Income taxes (note 2)		
Current expense		458,342
Deferred benefit		(108,256)
		350,086
Net income	$	17,405

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2012	$	33,000	8,297,000	54,315	8,384,315
Net income		—	—	17,405	17,405
Balance at December 31, 2013	$	33,000	8,297,000	71,720	8,401,720

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	17,405
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in deferred tax asset (non cash)		(108,256)
Decrease in accounts receivable from affiliates		266,304
Decrease in other assets		66,960
Decrease in income taxes payable		(191,455)
Increase in accounts payable and accrued expenses		398,146
Net cash provided by operating activities		449,104
Increase in cash		449,104
Cash at beginning of year		10,642,924
Cash at end of year	$	11,092,028
Federal income tax paid to The Ohio National Life Insurance Company	$	446,634

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), and variable annuity contracts and fixed annuity contracts on behalf of ONLIC, to unrelated third party broker dealers under distribution agreements with ONLAC and ONLIC. Under the distribution agreement, the Company earns revenue by distributing the variable annuity, fixed annuity and variable life products. The distribution agreement establishes the amount of revenue due to the Company from ONLAC and ONLIC. Commission expense reimbursed to ONLAC and ONLIC are derived from retail distribution agreements with third party distributors. Sales loads on the contracts are recognized as revenue when earned. Commissions on the contracts are charged to expenses when due. See note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed by The O.N. Equity Sales Company ("ONESCO") established under an administrative agreement with ONESCO and based on annual cost models for direct and indirect costs related to services performed by ONLIC established under an administrative agreement with ONLIC. Additional expenses paid directly by the Company on behalf of ONLIC as established under an administrative agreement are reimbursed monthly and shown as a contra-expense to the corresponding costs. See note 3 concerning related-party transactions.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Employee incentive plans are an unsecured obligation. Participants will receive 1/4th of incentive amount within 15 days of the last day of each of the 39th, 42nd, 45th month and final payment on the 48th month after initial determination of such payment. The payments are subject to continued employment by the participant. (See Note 6).

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. In February 2013, the Financial Accounting Standards Board ("FASB") issued new guidance on the reclassification out of accumulated other comprehensive income ("AOCI") Accounting Standards Update ("ASU") ASU 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income*, effective prospectively for calendar years beginning after December 15, 2012. The objective of this standard is to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under GAAP. The Company adopted this guidance on January 1, 2013 with no material impact to the financial statements. Currently, net income is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated Federal income tax return with its parent company, ONLIC. The method of allocation between Companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2013, as it is more likely than not that the deferred tax asset will be fully realized.

The Company provides for Federal income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition.* This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit

(Continued)

claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2013, there are no reserves for uncertain tax positions.

In July 2013, the FASB issued new guidance ASU 2013-11, *Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* prospectively for calendar years beginning after December 15, 2013. Early adoption is permitted. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company will adopt this guidance and expects there will be no material impact at January 1, 2014, at date of adoption.

Total income tax expense for the year ended December 31, 2013 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	128,622	35.00%
Nondeductible expenses (meals and entertainment)		153,687	41.82%
Transfer pricing		70,742	19.25%
State tax and interest benefit, net of Federal income tax expense		(2,965)	(0.81)%
Total expense and effective rate	$	350,086	95.26%

The Company has established a federal deferred tax asset, related to the deferred bonus plan, in the amount of $474,704 and a state deferred tax asset in the amount of $60,572 as of December 31, 2013. Based upon all available evidence Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC and ONESCO, and an underwriting agreement with National Security Life & Annuity Company ("NSLAC"), an affiliate. The Company is billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC and ONESCO related to these service contracts as of December 31, 2013. The Company reduces service contract expenses for employee benefit chargebacks related to NSLAC. Charges for all services from ONLIC, ONESCO and NSLAC included in service contract expenses for the year ended December 31 were as follows:

		2013
Service expense to ONLIC	$	1,944,035
Service expense to ONESCO		204,403
NSLAC reimbursement		(16,896)
Total service contract charges incurred	$	2,131,542

The Company has an underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution of the contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement between the two companies. The amounts owed to the Company from ONLIC, ONLAC and NSLAC as of December 31 were as follows, which are shown on the face of the Statement of Financial Condition:

		2013
ONLIC sales load, net of commissions	$	1,498,088
ONLAC sales load, net of commissions		90
ONLIC asset based marketing allowance		615,436
ONLIC printing and prospectus expenses		22,303
Other reimbursements from ONLIC/ONLAC		(60,819)
NSLAC distribution expenses		83,863
Total receivable from affiliate	$	2,158,961

The affiliated payable due to ONESCO related to the distribution agreement was $865,469 as of December 31, 2013. The unaffiliated payable due to the distributors related to the sale or marketing of the contracts was $2,104,822 as of December 31, 2013.

During 2013, sale of these contracts resulted in revenue of $130,061,812 and expense as of December 31:

	2013
Commission expense	$ 102,085,891
Asset based on sales based marketing allowance expense	7,910,060
Asset based marketing allowance expense reimbursement	(6,487,123)
Total commissions	$ 103,508,828

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had a minimum capital requirement of $364,676, and "aggregate indebtedness" and "net capital" of $5,470,136 and $5,621,892, respectively, and ratio of aggregate indebtedness to net capital of 0.97 to 1.

(5) Contingencies

The Company is currently not a defendant in litigation arising in and out of the normal course of business.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the "Plans"). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

At December 31, 2013, the total liability for the Plans was $1,356,298. The total expense at December 31, 2013 for the Deferred Bonus Plan for Wholesalers was $638,986 and for the Divisional Sales Managers Incentive Bonus Program was $401,250, which is included in Employee Compensation and Benefits.

(Continued)

(7) Disclosures about the Fair Value of Assets, including Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value on the statement of financial position as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. As of December 31, 2013, the Company had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. As of December 31, 2013, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 11,092,028			11,092,028
Deposits	11,245			11,245
Total assets	$ 11,103,273	—	—	11,103,273

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Statement of Financial Condition.

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities.

The Company did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(8) Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2013

Aggregate indebtedness:		
Total liabilities	$	5,470,136
Net capital		5,621,892
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $5,470,136)		364,676
Net capital in excess of requirements	$	5,257,216
Ratio of aggregate indebtedness to net capital		0.9730
Net worth:		
Common stock	$	33,000
Additional paid-in capital		8,297,000
Retained earnings		71,720
Total net worth		8,401,720
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		2,158,961
Other assets		620,867
		2,779,828
Net capital before haircuts on securities positions		5,621,892
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	5,621,892

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2013, filed on unaudited Form X-17A-5, Part IIA on January 24, 2014.

See accompanying report of independent registered public accounting firm.

Schedule 2

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.